UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
____________________

GAMING PARTNERS INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

36467A107
(CUSIP Number)

Michael T. Raymond
Dickinson Wright, PLLC
2600 W. Big Beaver Rd., Suite 300
Troy, Michigan 48084-3312
248-433-7274
_____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2012 (See Introduction)
(Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Warren S. Spivak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	332,724 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	332,724 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,724 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	4.1%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Lewis Roger Felder, MD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	75,824 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	75,824 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,824 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.9%
14.	IN

Introduction

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by Warren S. Spivak and Lewis Roger Felder, MD (the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“Common Stock”) of Gaming Partners International Corporation (“Issuer” or “GPIC”).  The purpose of this Amendment No. 2 is to report the departure of Enclave Asset Management LLC (“Enclave”), Jeffrey Gerstel, Jesse R. Gerstel, and Eileen Gerstel (collectively, with Enclave, the “Departing Members”) from the Reporting Persons’ group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.  The original Schedule 13D (the “Initial Filing”) was filed on January 27, 2012 by the Current Reporting Persons and the Departing Members.  Amendment No. 1 to Schedule 13D (“Amendment No. 1”) was filed on February 9, 2012 to amend Item 4 of the Initial Filing to report Enclave’s submission of a Notice of Nomination to the Corporate Secretary of the Issuer proposing five candidates for nomination to the GPIC board of directors.  This Amendment No. 2 is being filed to report the departure of the Departing Members from the Section 13(d) group.  Effective September 17, 2012, the Departing Members no longer wish to act in concert with the Reporting Persons with respect to the purposes stated in Item 4 of the Initial Filing and Amendment No. 1.

Item 1.   Security and Issuer

Item 1 of the Initial Filing is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of GPIC.  The principal executive offices of GPIC are located at 1700 Industrial Road, Las Vegas, Nevada 89102.

Item 2.   Identity and Background

Item 2 of the Initial Filing is hereby amended and restated in its entirety as follows:

(a)	The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

Warren S. Spivak
Lewis Roger Felder, MD

(b)	The business address of Mr. Spivak is 8230 Nevis Place, Wellington, Florida 33414. The business address of Mr. Felder is 2125 NE 201 Street, Miami, Florida 33179.

(c)
Mr. Spivak is an investor.  His address is 8230 Nevis Place, Wellington, Florida 33414.  Mr. Felder is a physician employed by GastroHealth PL.  The address of his employer is 16866 NE 2nd Avenue #202, North Miami Beach, Florida 33162.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All reporting persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Filing is hereby amended and restated in its entirety as follows:

The Reporting Persons expended an aggregate of approximately $2,655,562 (including commissions) to purchase 408,548 shares of Common Stock.  Funds used to purchase reported securities have come from the personal funds of the Reporting Persons.

Item 4.  Purpose of Transaction

Item 4 of the Initial Filing is hereby amended and restated in its entirety as follows:

The Reporting Persons have acquired their shares of the Issuer for investment.  The Reporting Persons continuously evaluate and reevaluate their respective investments in the shares.

The Reporting Persons have agreed to act in concert with the common purpose of assessing whether the Issuer’s management and board of directors are currently acting in the best interests of the shareholders and to potentially develop and recommend various courses of action for consideration by the Issuer’s management and board of directors that the Reporting Persons believe will maximize shareholder values.  A copy of the Amended Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1.

The Reporting Persons reserve the right to continue to be in contact with the board of directors and management of the Issuer and other significant and principal shareholders of the Issuer regarding strategies and alternatives that the Issuer might pursue to maximize shareholder values.

The Reporting Persons reserve the right to effect transactions, by acquisition(s) or disposition(s) of shares or otherwise, which would change the number of shares that they currently beneficially own as a group.

The Reporting Persons reserve the right to act in concert with other shareholders of the Issuer for a common purpose, including but not limited to recommending various courses of action for consideration by the Issuer’s management and board of directors and other shareholders.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Filing is hereby amended and restated in its entirety as follows:

(a)
Each of the Reporting Persons beneficially owns the number of shares of Common Stock reflected in Column 1 of the table below next to his name.  Column 2 shows the percentage that such number of shares bears to 8,107,304, which is the total number of shares reflected as issued and outstanding on GPIC’s Quarterly Report on Form 10-Q for the period ended June 30, 2012.

	Column 1 Number of Shares	Column 2 Percentage of Shares Issued and Outstanding
Warren S. Spivak	332,724	4.1%
Lewis Roger Felder	75,824	0.9%

(b)	The following table summarizes sole and share voting and dispositive power of the Reporting Persons.

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
Warren S. Spivak	332,724		332,724
Lewis Roger Felder	75,824		75,824

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Filing is hereby amended and restated in its entirety as follows:

None.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended and restated in its entirety as follows:

Exhibit 1: Amended Joint Filing Agreement

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Warren S. Spivak	September 28, 2012
Warren S. Spivak

By:	/s/ Lewis Roger Felder, MD	September 28, 2012
Lewis Roger Felder, MD

EXHIBIT 1

AMENDED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Gaming Partners International Corporation (“GPIC”), and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Each of the undersigned further agrees to act in concert with the common purpose of assessing whether the management and board of directors of GPIC are currently acting in the best interests of its shareholders and to potentially develop and recommend various courses of action for consideration by GPIC’s management and board of directors that the Reporting Persons believe will maximize shareholder values.

By:	/s/ Warren S. Spivak	September 28, 2012
Warren S. Spivak

By:	/s/ Lewis Roger Felder, MD	September 28, 2012
Lewis Roger Felder, MD